Certificate of Amendment of

Certificate of Designation of

Series C Preferred Stock of

Banyan Rail Services Inc.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Donald D. Redfearn, being the President of Banyan Rail Services Inc., a Delaware corporation (the “Corporation”), hereby certifies that:

Pursuant to the authority conferred on the Board of Directors of the Corporation by the Certificate of Incorporation of the Corporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, as amended and restated from time to time, the Board of Directors duly adopted the following resolution by unanimous written consent:

Resolved, that pursuant to the authority expressly granted to and vested in the Board of Directors in accordance with the provisions of the Certificate of Incorporation, that the Certificate of Designation of Series C Preferred Stock of the Corporation, filed with the Delaware Secretary of State on July 5, 2011, shall be amended by amending and restating the first sentence of Section 1 thereof in its entirety as follows: “There shall be a series of convertible preferred stock of the Corporation that is hereby designated as “Series C Preferred Stock,” which shall consist of 20,000 shares, having a par value of $0.01 per share.”

In Witness Whereof, the undersigned officer of the Corporation has executed and subscribed this Certificate of Designation and hereby affirms the foregoing as true under the penalties of perjury to be signed in its name and on its behalf by its President on April 5, 2012.

Banyan Rail Services Inc.

/s/ Donald D. Redfearn
By Donald D. Redfearn, President